[Letterhead of CBS Outdoor Americas Inc.]

July 1, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Outdoor Americas Inc.
Registration Statement on Form S-4
File No. 333-196652

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CBS Outdoor Americas Inc. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-4 (File No. 333-196652) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 3:00 p.m., New York City time, on July 3, 2014 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes David E. Shapiro and Sebastian L. Fain of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Shapiro at (212) 403-1314 or Mr. Fain at (212) 403-1135 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

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Sincerely,

CBS Outdoor Americas Inc.

By:	/s/ Donald R. Shassian
Name:	Donald R. Shassian
Title:	Executive Vice President and Chief Financial Officer

cc:	Wachtell, Lipton, Rosen & Katz
David E. Shapiro
Sebastian L. Fain

CBS Corporation
Lawrence P. Tu
Senior Executive Vice President and
Chief Legal Officer

CBS Outdoor Americas Inc.
Richard H. Sauer
Executive Vice President,
General Counsel and Secretary

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